Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Transcript of video posted on Hewitt internal website, August 12, 2010:

Opening Remarks Audio # 1

Russ Fradin:

Well Good Morning. I gather there was some interest in our discussion this morning. Thank you all for coming in here and spending a little bit of time on this.

First, I want to obviously introduce our guest of honor, the CEO of Aon Greg Case. Second, let me spend a couple of minutes just explaining kind of a little bit of the background before I turn the floor over to Greg, and we do want to let you ask questions today so we are going to try to be brief with our formal remarks.

As you can tell, and from all the excitement and all of the hoopla last week, I think that the idea of these two great organizations coming together in such a substantial way has created a palpable sense of excitement in the marketplace. And, if you look at what it is that we do, and now becoming through Aon Hewitt the largest by far in our space in both the Outsourcing side of the business and Consulting side of the business and being the true global leader in Human Capital. Now married up not only with that but with Risk capability that Aon brings from their side of the party, it really is an extraordinary event for all of us and we are very pleased about it. We are very humble; we are very excited.

All this wouldn’t have been possible if it were not for the great efforts that all of you put in every day in serving our clients. So let me thank you for that. Let me tell you that we are going to spend a little bit of time here this morning explaining what we think are the benefits of the coming together, talk a little bit about the timeline and what is going to happen when, talk a little bit about the expectations should be from you our associates, and hopefully I’ll tell you right up front we are not going to be able to answer every one of your questions. We will at least outline the process of how we think we are going to get from here to there. What you are going to hear me say again and again is that we will be judged by our deeds not our words, and if there is any slippage in quality, our clients during this period will point to, “Oh they are distracted because of what’s going on with Aon,” and you know, I think we really got to be on our guard and really be careful that we serve our clients particularly well.

So as I say, we are going to talk a bit today about the benefits of the merger. We are going to talk about the realities of the merger. We are going to talk about some of that, what it means for all of you and our clients, but why don’t I start by letting Greg talk a little bit about Aon and about the rational for the merger, and then we will get right into the questions.

So with no further ado, Greg please…

Greg Case:

Russ thanks very much. I appreciate it, thank you.

I want to start where Russ started with just saying a heartfelt thank you to every one of you. For me it’s just a real privilege to be here today with Russ, and to be here with all of you taking time out of busy calendars and schedules to do what you do everyday which is to serve clients, and for us at Aon, I will tell you for me personally, I will tell you I am very humble to be here. I have watched Hewitt for many many years, been in the Outsourcing space and the Consulting space for the better part of 25 years in varying forms and fashions, and there is one constant that’s always been there and that has been the pristine work that has been done at Hewitt over the years, and I congratulate you for that.

It’s one of the things that has/gets us excited about the potential that I am going to talk about in a little bit, but first just thank you for just being here and as Russ described this is very much about a dialog.

I want you to think about this. Russ wants you to think about this as building something together and we are in process as we work together. I mean you are owners of that, you are going to help us define that, you are going to help us work through that, and we are very excited to be on that journey with you.

As Russ described, I have been at Aon a little over 5 years. I came to Aon because I just saw tremendous, tremendous potential in this firm that had the capability all around the world. Aon is a firm focused on two things.

One is the world of Risk and how clients understand and measure and mitigate risk. The other is the world of people the most important asset. The thing you deal with every single day.

We have a view, a thought, and an aspiration around being the preeminent firm in the world focused on Risk and on People. That really has been the journey we have worked on and made some progress on, much the same way you’ve continued to make tremendous progress in the context of what you have done at Hewitt. And as we thought about it, we thought about how we sort of take the next step and we watched you, we knew, we knew we wanted to continue to build and strengthen what we did on the people side whether that was in Outsourcing or Benefits Admin or as in Consulting. An absolutely critical aspect as we continue to build the firm was that capability, and we want to talk about that and how it links together, and how there’s real potential. And I will tell you I have looked around the world over a period of years.

One firm, one firm kept coming up it was so clear, so evident in the context of what you do every day and that was Hewitt. The sustained record you have built in client leadership is extraordinary and we all kind of fight the battles everyday as we serve clients and work with clients, that you take a step back and you know as we have done, and you understand the record that you have put forth it is tremendous, and I congratulate you for that, and that is the reason we are so excited and privileged to be working together as we build Aon Hewitt and Aon overall.

Understand the contribution. The contribution From Hewitt and the contribution from the context of our prospective cuts across not only Aon Hewitt, but also Aon overall. If you think about the DNA and what you have been able to build here and what that’s what’s been so extraordinary. That’s why we are so excited. But also just offer, while you think about this, and I have heard Russ say this many times before, this has to come back to all of you individually. This is about opportunity, and we will talk about synergies and cost. Those are part of the conversation but the reason, the reason, the rational, all of the energy behind this, is around how we build and that comes back to how you serve clients every day and ultimately walking away saying, “Wow, now that I understand how this is going to come together I think I can prove I can develop better as a professional, I can do things I might not otherwise have been able to do, I can serve my clients more effectively, I can make a better difference and have a really enriched professional life.” And in the end that is where this whole effort is back to as we build and grow together as Aon and Hewitt, and now Aon Hewitt. Which is what we are very, very excited about.

You are owners of the process. You are owners in terms of what we are trying to accomplish and you are owners against and aspiration that we are very excited about, and it won’t all happen today but we are anxious to have a discussion and compare notes, and just really start to think about how we can define and shape that future and work toward it and work toward it together.

So I am just very personally excited about that and just really as I said just humbled to be here. You have got such an amazing record, and that record combined with what we are trying to do is really going to do something quite special, and we are very much looking forward to that.

I also wanted to say, if I could, a special thanks to Russ. Without Russ’s involvement, without his leadership, without his personal commitment to lead Aon Hewitt as Chairman & CEO, it would have been very difficult to move this forward. With Russ’s leadership we are excited and confident.

Russ, I am just very pleased to get a chance to work with you and with all the associates around Hewitt as we bring together Aon Hewitt. Understand again that Russ is also going to be helping to guide overall Aon not just Aon Hewitt, in a context of what we are trying to do across the firm, so I thank you for that. It’s going to be very important to the process. And finally, I just wanted to say as we think about today, we won’t get all the questions answered today. We will do our level best.

One of the things that was so gratifying in working with Russ is that we have the exact same philosophy. We are going to tell it like it is, high integrity, high transparency, tell you exactly what we are doing and then ask for your guidance in the process. That is part of what today is about. It’s just beginning the dialog, and we will do our best to kind of layout exactly how we are bringing the firm together against a very positive aspiration around what we are trying to build together, and then we will talk about the process and how we are trying to get there and the timeline etcetera, and who is working on what. So we have a forum to get your input and your guidance as we do that together.

So I would just say again, I very much appreciate you being here. I’m personally very excited about the chance to work with you and I will tell you Aon is as well, and we are just very proud to be associated with Hewitt and what we can do in the context of Aon Hewitt.

I just look forward to your questions.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, on July 26, 2010, Aon filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon. Aon intends to file with the SEC a definitive joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either Aon or Hewitt with the SEC regarding the proposed transaction when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

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